UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 13, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 13, 2023, regarding the Acquisition of 33.3% of Sofra Shares by Our Company’s Subsidiary TÖHAŞ.

Istanbul, April 13, 2023

Announcement Regarding the Acquisition of 33.3% of Sofra Shares by Our Company’s Subsidiary TÖHAŞ

As per the decision of our Company’s Board of Directors dated April 13, 2023; it has been decided on the acquisition of the 33.3% share of Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. (“Sofra”) by our Company’s 100% owned subsidiary Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (“TÖHAŞ”), which has 33.3% shareholding in it, from Belbim Elektronik Para ve Ödeme Hizmetleri A.Ş., one of the other shareholders of Sofra, for TRY 762,690, by exercising its pre-emption right pursuant to the existing Shareholders Agreement.

Board Decision Date for Acquisition	:	13.04.2023

Were Majority of Independent Board Members’ Approved the Board Decision for Acquisition	:	-

Title of Non-current Financial Asset Acquired	:	Sofra Kurumsal ve Ödüllendirme Hizmetleri Anonim Şirketi (“Sofra”)

Field of Activity of Non-current Financial Asset whose Shares were being Acquired	:	Provision of services via various means such as service coupons, meal coupons, meal card, electronic coupon and/or smart card, in vehicle payment, smart key

Capital of Noncurrent Financial Asset	:	TRY 600,000

Acquirement Way	:	Acquisition

Date on which the Transaction was/will be Completed	:	Not determined yet

Acquisition Conditions	:	Not determined yet

Detailed Conditions if it is a Timed Payment	:	-

Nominal Value of Shares Acquired	:	TRY 200,000

Purchase Price Per Share	:	TRY 3.81

Total Purchasing Value	:	TRY 762,690

Ratio of New Shares Acquired to Capital of Non-current Financial Asset (%)	:	33.3%

Total Ratio of Shares Owned in Capital of Non-current Financial Asset After Transaction (%)	:	66.6%

Total Voting Right Ratio Owned in Non-current Financial Asset After Transaction (%)	:	66.6%

Ratio of Non-current Financial Asset Acquired to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	0.001%

Ratio of Transaction Value to Sales in the Latest Annual Financial Statements of the Company (%)	:	0.001%

Effects on Company Operations	:	-

Did Takeover Bid Obligation Arise?	:	No

Will Exemption Application be Made, if Takeover Bid Obligation Arose?	:	No

Title/ Name-Surname of Counter Party	:	Belbim Elektronik Para ve Ödeme Hizmetleri A.Ş.

Is Counter Party a Related Party According to CMB Regulations?	:	No

Relation with Counter Party if any	:	Counter party is the other shareholder of Sofra, where it is not a related party.

Agreement Signing Date if Exists?	:	-

Value Determination Method of Non-current Financial Asset	:	-

Was Valuation Report Prepared?	:	Not prepared

Reason for not Preparing Valuation Report if it was not Prepared	:	Not required by the legislation

Date and Number of Valuation Report	:	-

Title of Valuation Company Prepared Report	:	-

Value Determined in Valuation Report if Exists	:	-

Reasons if Transaction wasn’t/will not be performed in Accordance with Valuation Report	:	-

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 13, 2023	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 13, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer (Acting)